January 7, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ethan Horowitz, Accounting Branch Chief

Re:	The Hershey Company
Form 10-K for the Year Ended December 31, 2020
Filed February 17, 2021
Response Letter Dated October 5, 2021
File No. 001-00183

Dear Mr. Horowitz:

Thank you for your letter, dated December 23, 2021, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on The Hershey Company’s (“Hershey” or the “Company”) Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”). We have reviewed the Staff’s comments and have set forth our responses below. For ease of reference, the text of the numbered comment is reproduced immediately preceding our response.

1.We note your response to prior comment 1 states that you have not experienced material climate-change related expenditures to date and your planned expenditures are not expected to be material. Tell us more about the nature of your climate-change related expenditures and provide us with an analysis supporting your statement that the related amounts are not material.

Response

The Company advises the Staff that the nature of our climate-change related investments and expenditures primarily relates to the following:

•50% absolute reduction in Scope 1 and 2 greenhouse gas (“GHG”) emissions by 2030 against a 2018 baseline. We seek to meet our Scope 1 and 2 reduction commitment through investing in renewable energy and increasing energy efficiency. To date, we have entered into two power purchase agreements that have enabled the construction of two new utility-scale solar farms, and an additional power purchase agreement is in the final stages of negotiation. Our expenditures associated with these power purchase agreements represented less than 1% of each of our consolidated cost of sales and selling, marketing and administrative expenses for the year ended December 31, 2020. Ongoing expenditures related to this commitment through 2030 are currently expected to be less than 1% of each applicable year’s consolidated cost of sales and selling, marketing and administrative expenses.

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•25% absolute reduction in Scope 3 GHG emissions by 2030 compared to 2018. Approximately 42% of our baseline Scope 3 emissions are due to land-use change predominately related to the sourcing of our raw materials and ingredients. As a result, we have adopted a commitment to eliminate deforestation from all our ingredient supply chains by 2030. The GHG impacts of land-use change are most pronounced in our cocoa supply chain, a catalyst for our Cocoa For Good strategy that was launched in 2018 to address social and environmental challenges in cocoa communities, including deforestation. Through this program, some of the specific climate-related activities we support include helping farmers secure land titles where they farm, spreading climate-positive farming methods and investing in protecting the ecosystems where cocoa is produced. Our expenditures associated with deforestation represented less than 1% of each of our consolidated cost of sales and selling, marketing and administrative expenses for the year ended December 31, 2020. Ongoing expenditures related to this commitment through 2030 are currently expected to be less than 1% of each applicable year’s consolidated cost of sales and selling, marketing and administrative expenses.

•100% of plastic packaging to be reusable, recyclable or compostable and 25 million pounds of packaging to be eliminated by 2030. Approximately 5% of our baseline Scope 3 emissions are due to packaging waste, as well as the production and disposal of packaging. As a result, we have adopted commitments focused on reducing the environmental footprint of our packaging by 2030. Our expenditures associated with these packaging initiatives represented less than 1% of each of our consolidated cost of sales and selling, marketing and administrative expenses for the year ended December 31, 2020. Ongoing expenditures related to this commitment through 2030 are currently expected to be less than 1% of each applicable year’s consolidated cost of sales and selling, marketing and administrative expenses.

We also continue to expand our efforts to report on the Task Force on Climate-related Financial Disclosures and the UN Guiding Principles Reporting Framework.

Our aggregate climate-change related investments and expenditures, including climate-change related compliance costs as set forth in our response to comment 3, represented less than 1% of each of our consolidated cost of sales and selling, marketing and administrative expenses for the year ended December 31, 2020. Aggregate ongoing expenditures related to our commitments through 2030 are currently expected to be less than 1% of each applicable year’s consolidated cost of sales and selling, marketing and administrative expenses. The Company advises the Staff that it will continue to monitor all climate-change related expenditures and will update disclosures accordingly in future filings if such activity has a material impact on our business, financial condition or results of operations.

2.Provide us with additional detail supporting the statement made in response to comment 3 that you have not experienced significant physical effects from climate change to date, including with regard to weather-related damages to your property or operations and the weather-related impact on the cost or availability of insurance. Provide quantitative information with your response.

Response

The Company advises the Staff that we regularly review all capital spending, as well as repairs and maintenance by location, type and justification of spend. For example, capital expenditures were $441.6 million in 2020, $318.2 million in 2019 and $328.6 million in 2018. During these time periods, there were no capital projects approved or expended as a result of weather-related damages to our property or operations. Additionally, repairs and maintenance represented less than 1% of each of our consolidated cost of sales and selling, marketing and administrative expenses in these years and consisted primarily of general repairs and maintenance on our buildings, machinery and equipment, which did not include any significant repairs and maintenance as a result of weather-related damages to our property or operations. Finally, we have not experienced any issues regarding the availability of our insurance coverage. While insurance rates vary by location, the Company’s property insurance premium is typically based on a multi-year agreement (paid annually) and generally represents less than 1% of each of our consolidated cost of sales and selling, marketing and administrative expenses. To date, we have not experienced a significant increase in the cost of our property insurance. For instance, the cost of our existing property insurance
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from fiscal 2019 to fiscal 2020 increased by less than $1.0 million, which was deemed immaterial to our consolidated financial statements for the year ended December 31, 2020. We will continue to monitor and update disclosures accordingly in future filings if such activity has a material impact on our business, financial condition or results of operations.

3.Your response to prior comment 4 states that you have not experienced a material increase in your compliance costs related to climate change to date and do not currently expect a material increase in compliance costs in the future. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

Response

The Company advises the Staff that our climate-change related compliance costs relate primarily to statutory and regulatory environmental licenses and permits. The cost of acquiring and maintaining such licenses and permits represented less than 1% of our consolidated cost of sales for the year ended December 31, 2020. Environmental regulations applicable to the Company have not significantly changed over recent years, and we are not aware of any pending material changes. As such, we do not currently expect a material increase in climate-change compliance costs in the future. As noted in our response to comment 1 above, the Company has made voluntary commitments to reduce our environmental impact, and although these commitments are not mandated by statute and do not represent compliance costs, the costs for such climate-change related investments and expenditures are as disclosed above.

4.We note from your response to prior comment 5 that you purchased zero-emissions credits that reduced Scope 2 greenhouse gas emissions in 2020. Please quantify the amounts expended for the purchase of these zero-emissions credits for us.

Response

The Company advises the Staff that we purchased approximately 215,000 megawatt hours of zero-emission credits in 2020. The amount expended for the purchase of these zero-emissions credits represented less than 1% of our consolidated cost of sales for the year ended December 31, 2020. The Company further advises the Staff that it will continue to monitor its zero-emissions credit activity and will update disclosures accordingly in future filings if such activity has a material impact on our business, financial condition or results of operations.

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If you require additional information or have any questions, please call me at (717) 508-3082.

Sincerely,

/s/ Steven E. Voskuil
Steven E. Voskuil Senior Vice President, Chief Financial Officer

cc:	Wei Lu, Staff Accountant, Securities and Exchange Commission
Jennifer McCalman, VP, Chief Accounting Officer, The Hershey Company
Jonathan Gregory, Director, External Reporting & Technical Accounting, The Hershey Company
James Turoff, SVP, General Counsel & Secretary, The Hershey Company
Wendy Schoppert, Chairman, The Hershey Company Audit Committee
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